Exhibit 99.1

Voting Results of 2022 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on October 14, 2022 (the “AGM”), the Company’s shareholders:

●	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021;
●	ratified the appointment of Ernst & Young LLP as the Company’s independent auditor for the fiscal year ending December 31, 2022;
●	re-elected each of Dr. Patrick Casey, Mr. Philip Yau and Dr. Fangliang Zhang to serve as a Class II director for a three year term; and
●
authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 324,090,586 ordinary shares, including those underlying ADSs, representing approximately 96.8% of the ordinary shares issued and outstanding as of September 13, 2022, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Reception of Audited Financial Statements	324,021,470	99.979%	1,912	0.001%	67,204	0.021%
Ratification of appointment of Ernst & Young LLP as Independent Auditor for Fiscal Year 2022	324,052,382	99.988%	6,026	0.002%	32,178	0.010%
Election of Directors
Dr. Patrick Casey (Class II)	321,860,342	99.312%	2,194,242	0.677%	36,002	0.011%
Mr. Philip Yau (Class II)	319,090,836	98.457%	4,964,914	1.532%	34,836	0.011%
Dr. Fangliang Zhang (Class II)	323,676,232	99.884%	378,250	0.117%	36,104	0.011%
Authorization of Directors and Officers	323,789,904	99.919%	269,124	0.083%	31,558	0.010%
*Represents less than 0.001% of Votes.

Dr. Fangliang Zhang, Chairman of the Board of Directors, as the person designated by the Company, was granted a discretionary proxy by JPMorgan Chase Bank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs and the Voting Instruction Card mailed by the depositary to the holders of the ADSs, to vote 14,463,776 ordinary shares underlying ADSs for which no voting instructions were given by the holders, and he exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.